

March 26, 2014

Via E-Mail
Mr. Sean Fallis
Chief Financial Officer
Silver Bull Resources, Inc.
925 West Georgia Street, Suite 1908
Vancouver, B.C. V6C 3L2

      Re: Silver Bull Resources, Inc.
              Form 10-K for the Fiscal Year Ended October 31, 2013
              Filed January 13, 2014
              File No. 001-33125

Dear Mr. Fallis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/Tia L. Jenkins

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining